UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______________)*

Rainmaker Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

750875304

(CUSIP Number)

April 5, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750875304	Page 2 of 5 Pages

SCHEDULE 13G

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Paul van Riel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,144,331
	6	SHARED VOTING POWER Not Applicable
	7	SOLE DISPOSITIVE POWER 3,144,331
	8	SHARED DISPOSITIVE POWER Not Applicable
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,144,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%
12		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 750875304	Page 3 of 5 Pages

The information set forth herein regarding percentages of beneficial ownership is based upon information obtained from the Issuer regarding the number of shares of common stock, par value $0.001 per share, disclosed as outstanding as of May 9, 2013 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, and filed with the Commission on May 14, 2013.

Item 1.

(a)	Name of Issuer:

Rainmaker Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

900 E. Hamilton Ave., Suite 400, Campbell, CA 95008.

Item 2.

(a)	Name of Person Filing:

Paul van Riel

(b)	Address of Principal Business Office or, if none, Residence:

Prinses Julianalaan 56
3062DJ Rotterdam
The Netherlands

(c)	Citizenship:

The Netherlands

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

750875304

Item 3.

Not applicable.

Item 4.  Ownership.

(a)	Amount Beneficially Owned:

3,144,331 shares are held of record by Paul van Riel.

CUSIP No. 750875304	Page 4 of 5 Pages

(b)	Percent of Class: 7.4%.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote: See line 5 of the cover sheet.

(ii)	shared power to vote or to direct the vote: Not applicable.

(iii)	sole power to dispose or to direct the disposition of: See line 7 of the cover sheet.

(iv)	shared power to dispose or to direct the disposition of: Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 750875304	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAUL VAN RIEL

By:	/s/ Paul van Rial
Name: Paul van Rial
Date: June 1, 2013